Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

January 9, 2008

Ethan Horowitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Basset Enterprises, Inc.

Form 10-K/A for Fiscal Year Ended

December 31, 2007

Filed December 29, 2008

File No. 000-51355

Dear Mr. Horowitz,

Please be advised that our law firm serves as legal counsel to Basset Enterprises, Inc., a Nevada corporation (the “Company”).  Enclosed please find the Company’s responses to your written comment letter dated December 31, 2008.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Audited Financial Statements for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm. page 11

1.

We note your response to our prior comment one and the related revisions to your filing.  It does not appear that the revised report issued by your independent accountant provides assurance on the statements of operations, cash flows, and stockholders’ equity for the fiscal years ended December 31, 2007 and 2006.  Please advise your independent accountant to revise their report to address this deficiency.  Refer to AU 508.

In response to Comment 1, our independent accountant has revised their report to provide assurance on the statements of operations, cash flows, and stockholders’ equity for the fiscal years ended December 31, 2007 and 2006.  A copy of the revised report was included in our second amendment to our Annual Report for the fiscal year ended December 31, 2007 on Form 10-K/A, which we filed with the Securities and Exchange Commission.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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